Exhibit 4.3

ROGERS COMMUNICATIONS INC.

DIVIDEND REINVESTMENT PLAN

TO: Registered Participants in the Rogers Dividend Reinvestment Plan

This notice is to advise you of amendments to the Rogers Dividend Reinvestment Plan (the “Plan”) in which you are a registered participant.

On August 10, 2023, Rogers received approval from the Toronto Stock Exchange (“TSX”) to amend the Plan, to permit, at the Board of Directors’ discretion, a small discount when shares are issued from treasury under the DRIP. In addition, written notices are no longer required for amendments to or suspension or termination of the Plan.

Under the amended Plan, Rogers will notify you promptly of these changes by press release. All amendments to the Plan will be pre-cleared with the TSX and a copy of the press release will be filed with applicable securities regulatory authorities.

We encourage registered participants to read the Plan describing the terms and conditions applicable to the Plan which is available from the Investor Relations section of our website at https://investors.rogers.com/shareholder-information/dividend-information or from the plan agent at https://services.tsxtrust.com/InvestorServices/Search-DRIP?lang=en.

August 11, 2023	Rogers Communications Inc.